SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

HOME DIAGNOSTICS, INC.
(Name of Subject Company (Issuer))
NIPPON PRODUCT ACQUISITION CORPORATION (Offeror)
a Wholly-Owned Subsidiary of
NIPRO CORPORATION
(Names of Filing Persons)

Common Stock, Par Value $0.01 Per Share
(Title of Class Securities)
437080104
(CUSIP Number of Class of Securities)

Nipro Corporation
c/o Luis Candelario
President
Nipro Medical Corporation
3150 N.W. 107th Avenue
Miami, Florida 33172
(305) 599-7174
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

With a copy to:
Craig A. Roeder
Ryan M. Gwillim
Baker & McKenzie LLP
One Prudential Plaza
130 East Randolph Drive
Chicago, Illinois 60601
(312) 861-8000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

Not Applicable	Not Applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

Amount Previously Paid:	N/A	Filing Party:	N/A

Form or Registration No.: :	N/A	Date Filed: :	N/A

☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

     This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Nippon Product Acquisition Corporation, a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Nipro Corporation, a corporation organized under the laws of Japan (the “Parent”), for all of the outstanding common stock of Home Diagnostics, Inc., a Delaware corporation (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger dated February 2, 2010, among the Parent, the Purchaser and the Company.
     The press release filed as Exhibit 99.1 is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock described in this filing has not commenced. At the time the offer is commenced, the Parent and the Purchaser will file a tender offer statement on Schedule TO with the United States Securities and Exchange Commission (the “SEC”), and the Company will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to the Company’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

EXHIBIT INDEX

No.	Description
99.1	Press Release dated February 3, 2010